Exhibit 99.2

TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons or on behalf of the Reporting Persons with respect to securities of the Issuer effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 23, 2017. All such transactions were purchases of securities of the Issuer effected in the open market, and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/(Sell)	Shares	Unit Cost	Security
FPA Select Maple	8/21/2017	Buy	117,670	$7.30	Common Stock
FPA Select II	8/21/2017	Buy	44,520	$7.30	Common Stock